

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2015

Via E-mail
Amy Chaffe
Chief Executive Officer
Formigli Inc.
895 Pismo Street
San Luis Obispo, CA 93401

> **Re: Formigli Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 19, 2014**
> **File No. 333-199193**

Dear Ms. Chaffe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

Company Overview, page 6

1. We note your response to comment 2 in our letter dated November 4, 2014. In this regard, on page 8 you state that you need to raise $500,000 to fully implement your business plan over the next 12 months; however, on page 27 you disclose you will need $50,000 and on page 44 you disclose $585,000. Please reconcile your disclosures.

Description of Business, page 27

2. We note your response to comment 12 in our letter dated November 4, 2014, however it does not appear that the distribution agreement has been filed as an exhibit to the registration statement or that you have revised the prospectus to include a summary of the material terms of the agreement. As previously requested, please file the distribution

agreement as an exhibit and revise the prospectus to include a summary of the material terms of the agreement.

Executive Compensation, page 46

3. We note your response to comment 16 in our letter dated November 4, 2014. Please augment your disclosure in this section to disclose that Ms. Chaffe earns a management fee of $60,000 a year.

Certain Relationships and Related Party Transactions, page 49

4. We refer you to the chart on page 44 provided in connection with your disclosure of future financing. The last item in this chart refers to the repayment of notes. We can find no other reference to notes. Please advise us whether there are notes outstanding and to whom the notes are payable. We may have additional comments when we review your response.

Use of Proceeds, page 21

5. In the scenario where you assume 75% of shares being offered will be sold, the uses of net proceeds exceed the total net offering proceeds. Please revise.

Part II – Information Not Required in Prospectus, page 51

6. We note you have included the audited financial statements and unaudited interim financial statements as exhibits to Form S-1. Please note the financial statements are required to be included within the prospectus and thus should not be filed as exhibits. Please refer to Item 11 of Form S-1 and revise your filing accordingly.

Exhibit 99.2

7. Please revise the statements of changes in stockholder's deficit and statements of cash flows to present separately the three month period ending September 30, 2014 and the inception to date period ending September 30, 2014.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Dieter King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director